UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

21 September 2004

Commission file number: 1-14824

TPG N.V.

Neptunusstraat 41-63

2132 JA Hoofddorp

The Netherlands

(address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

FORM 20-F ☒	FORM 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

YES ☐	NO ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): N/A)

Explanatory note

This report of Form 6-K contains:

16 September 2004, TPG POST TO REDESIGN OVERHEAD ORGANISATION OF OPERATIONAL UNITS IN THE NETHERLANDS

16 September 2004

Specific measures developed to deal with social effects

TPG POST TO REDESIGN OVERHEAD ORGANISATION OF OPERATIONAL UNITS IN THE NETHERLANDS

Mail, express and logistics company TPG N.V. today announced the redesign of its TPG Post operations overhead organisation of its operational units in the Netherlands, as part of its Cost Flexibility programme. The three business units Sorting, Distribution and Transport will be merged into one single unit Operations. The changes will take place at head office level as well as in the network throughout the country. TPG Post has developed an array of specific measures to deal with the social effects in a responsible way.

The plans will not have an impact on TPG’s Mail margin outlook for 2004, as announced 2 August. They will support the overall savings target for the Cost Flexibility programme. The overhead redesign involves a headcount reduction of between 700 and 800 fte’s support staff and line managers, to be realised before 2008.

TPG Post will introduce specific measures to enhance staff attrition with the aim to prevent forced redundancies in the future. These include measures that would stimulate an earlier exit for employees that would be eligible for early retirement in 2006, 2007 or 2008. In addition, measures have been developed to stimulate staff to pursue their career elsewhere, including outplacement services, budgets and time for training and an ‘exit premium’ for those who voluntarily leave TPG before 2006. These facilities will be offered to employees on an individual basis. The measures will also support the execution of other previously announced parts of the Cost Flexibility programme.

Harry Koorstra, TPG’s Board Member responsible for Mail: “With these measures, we maintain our tradition as a socially responsible employer in the Netherlands. By acting now and stimulating attrition in the short term, we hope to be able to avoid more pressing social issues in the near future. Due to the still not very buoyant state of the Dutch economy, natural attrition is at a relatively low level and may in the end not cover all of the planned staff reductions in TPG Post. Therefore we will now introduce attractive arrangements to stimulate people to look at different options.”

TPG N.V., with its two brands TNT and Royal TPG Post, is a global provider of mail, express and logistics services. The group employs around 160,000 people in 64 countries and serves over 200 countries. For 2003 the company reported sales of € 11.9 billion. TPG N.V. is publicly listed on the stock exchanges of Amsterdam, New York, London and Frankfurt.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TPG N.V.

By: /s/ Tanno Massar

Name: Tanno Massar
Title: Director TPG Media Relations

Date: 21 September 2004